Exhibit 20


Editorial contact:                               Investor relations contact:
-----------------                                --------------------------
Tom Stites                                       Mike Cortright
Conexant Systems, Inc.                           Conexant Systems, Inc.
(949) 483-1492                                   (949) 483-6773
thomas.stites@conexant.com                       investor.relations@conexant.com
--------------------------                       -------------------------------
www.conexant.com


                      CONEXANT ANNOUNCES PROPOSED OFFERING
                        OF CONVERTIBLE SUBORDINATED NOTES


NEWPORT BEACH, Calif., May 3, 1999 -- Conexant Systems, Inc. (NASDAQ:CNXT) today announced that it intends, subject to market and other conditions, to raise approximately $250 million (excluding proceeds of an over-allotment option, if any) through a private offering of convertible subordinated notes to certain qualified institutional investors. No other terms were disclosed.

         The company stated that it intends to use the net proceeds of the offering to repay amounts outstanding under its bank credit facility, to acquire additional manufacturing equipment, to make strategic investments to secure long-term access to advanced silicon wafer fabrication capacity from third parties, and for general corporate purposes.

         The securities to be offered will not be registered under the Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or available exemptions from such registration requirements.

         This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities. Any offer of the securities will be made only by means of a private offering memorandum.

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